Florida CANE Distillery, INC

Financial Statements

December 31, 2021 and 2020

The Florida CANE Distillery, INC

Balance Sheet

December 31, 2021 and 2020

Assets		2021		2020
Current Assets				
Cash	$	257,279	$	279,105
Inventory		68,000		110,000
Total Current Assets		325,279		389,105
Property and equipment - net		148,618		124,618
Total Assets	$	473,897	$	513,723
Liabilities and Stockholders' Equity (Deficit)				
Current liabilities				
Notes payable - current	$	-	$	130,182
Accrued expenses		7,125		74,250
Advances from related parties - current		10,000		4,124
Total current liabilities	$	17,125	$	208,556
Long-term liabilities				
Notes payable - less current maturities, net of deferred financing fees	$	768,702	$	586,197
Advances from related parties - less current maturities	$	33,483	$	33,483
Total Long-term liabilities	$	802,185	$	619,680
Total liabilities	$	819,310	$	828,236
Stockholders' equity (deficit):				
Common stock at no par value: 500,000 shares authorized, 100,000 shares issued and outstanding, and 10,955 shares held as treasury stock as of December 31, 2020 and 2021		-		-
Preferred stock at no par value: 500,000 shares authorized, 9,005 shares issued and outstanding, and 19,993 shares held as treasury stock as of December 31, 2022 and 2021		-		-
Additional paid-in capital		-		-
Accumulated deficit		(345,413)		(314,513)
Total stocholders' deficit		(345,413)		(314,513)
Total liabilities and stockholders' deficit		(345,413)		(314,513)

The Florida CANE Distillery, INC

Statements of Operations
Years Ended December 31, 2020 and 2021

	2021	2020
Sales	$ 305,993	$ 427,003
Cost of Sales	46,576	168,519
Gross Profit	259,417	258,484
Operating Expenses		
Selling, general, and administrative expenses	147,093	239,574
Facility expenses	70,414	62,002
Depreciation	15,500	17,500
Total Operating Expenses	233,007	319,076
Operating (loss) income	26,410	(60,592)
Other expense		
Interest Expense	57,400	68,594
Net Loss	(30,990)	(129,186)

FLORIDA CANE DISTILLERY, INC.

Statements of Changes in Stockholder's Equity (Deficit)
Years Ended December 31, 2020 and 2021

	Common Stock		Preferred Stock		Additional	Accumlated	
	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Total
Stockholders' equity (deficit), January 1, 2020	100,000	$ -	9,005	$ -	$ 67,538	$ (185,327)	$ (117,789)
Issueance of preferred stock	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	(129,186)	(129,186)
Stockholders' equity (deficit), December 31, 2020	100,000	-	9,005	-	67,538	(314,513)	(246,975)
Issueance of preferred stock	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	(30,900)	(30,900)
Stockholders' equity (deficit), December 31, 2021	100,000	$ -	9,005	$ -	$ 67,538	$ (345,413)	$ (277,875)

The Florida CANE Distillery, INC

Statements of Cash Flows
Years Ended December 31, 2020 and 2021

	2021	2020
Cash flows from operating activities:		
Net Loss	$ (30,990)	$ (129,186)
Adjustments to reconcile net loss to net cash from opeating activities:		
Depreciation	3,860	4,507
Change in operating assets and liabilties:		
Inventory	(42,000)	37,683
Accrued Expenses	(16,800)	(36,402)
Net cash used in operating activities	(85,930)	(123,398)
Cash flows from investing activities:		
Purchases of property and equipment	18,600	110,000
Cash flows from financing activities:		
Proceeds from notes payable, net of deferred financing fees	499,000	194,500
Payments on notes payable	(281,703)	(100,275)
Payments on advances from related parties	(36,402)	-
Payments on capital lease obligations	(17,952)	(14,003)
Net Cash provided by (used in) financing activiites	162,943	80,222
Net change in cash	$ (21,826)	$ 251,714
Cash, beginning of year	279,105	27,391
Cash, end of year	$ 257,279	$ 279,105
Supplemental discolosure of cash flow information:		
Cash paid for interest	$ 57,400	$ 68,594
Noncash transactions:		
Property and equipment acquired under capital leases	$ 4,750	$ -

Florida CANE Distillery, INC

Notes to Financial Statement

1. Summary of Significant Accounting Policies:

    Nature of Business: Florida CANE Distillery, INC. (the 'Company'), was incorporated in 2012and operates a distillery, tasting room, and warehouse out of Tampa, Florida, specializing in craft spirits.

    Management's Plans: The Company's strategic plan for 2022 and beyond is focused on revenue growth and achieving profitability. These objectives will be attained by implementing a focused and strategic sales and marketing plan for its products improving production efficiencies and continuing efforts to lower costs of goods sold. The Company believes that the combination of its strategic plan and capital contributions from its recent crowdfunding financing round as well as large EIDL SBA loan will enable the Company to continue for a reasonable period of time.

    Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Account Standards Board ("FASB") accounting Standards Codification ("SC").

    Use of Estimates: The preparation of financial statements in conformity with GAAP required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Inventory: Inventory consists of finished spirits and the associated materials that go into producing it. Inventory is valued at the lower of cost or market on the first-in, first-out basis. The Company evaluates inventory levels and expected usage on a periodic basis and records a valuation allowance as considered necessary. No valuation allowance was considered necessary at December 31, 2020 and 2021.

    Property and Equipment: Property and equipment are state at cost. Major repairs and betterments are capitalized, and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using various accelerated depreciation methods based upon the estimated useful lives of related assets, which is seven to thirty-nine years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

    Revenue Recognition: Revenues from product sales are recognized when title and risk of loss pass to the customer which is generally upon purchase for items sold in the Company's distillery and upon shipment for items sold outside of this location.

Income Tax and Uncertainties: Deferred income taxes are determined based on the differences between the financial statement carrying of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled. There were no deferred tax assets or liabilities as of December 31, 2021 or 2020.

2. **Inventory**:

Inventory consisted of the following at December 31

	2021	2020
Finished Goods	$ 50,000	$ 101,350
Raw Materials	18,500	8,650
	$ 68,500	$ 110,000

3. **Notes Payable**:

The Company, at year end 2021, increased the Covid-related SBA loans, EIDL SBA, from $199,500 to $499,000 with terms of 30-years at 2.75% APR. Upon receipt of that loan, the company repaid outstanding loans and short-term related party loans in the amount of $318,105.

4. **Additional Notes Payable**: Reg CF, WeFunder.com Crowdfunding.

In March of 2021, the Company completed a Reg CF round for a convertible note. The convertible note was sold to 152 unique investors. In the event the note is not converted into equity, Investors will be paid a 1-time fee that is equal to their investment plus 5%.